

02005931


RECEIVED
FEB 2 5 2002
352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-4-02

OMB APPROVAL	
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SEC FILE NUMBER
8- 27519

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

EXECUTION COPY

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

T. R. Winston & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

376 Main Street
(No. and Street)

Bedminster	New Jersey	07921
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Galuchie, Jr. (908) 234-0300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Amper, Politziner & Mattia P.A.
(Name — *if individual, state last, first, middle name*)

2015 Lincoln Highway	Edison	New Jersey	08818-0988
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02

OATH OR AFFIRMATION

I, John W. Galuchie, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.R. Winston & Company, Inc. , as of December 31 , 192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

KELLY ANN WEBER
NOTARY PUBLIC, STATE OF NEW JERSEY
MY COMMISSION EXPIRES MAY 4, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AMPER, POLITZINER & MATTIA P.A.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

PRINCETON, NEW JERSEY
(609) 897-0200

FLEMINGTON, NEW JERSEY
(908) 782-3021

WALL TOWNSHIP, NEW JERSEY
(732) 919-1400

2015 LINCOLN HIGHWAY
P.O. BOX 988
EDISON, NEW JERSEY 08818-0988
(732) 287-1000


RECEIVED
FEB 25 2002
352

Independent Auditors' Report

To the Board of Directors and Stockholder of
T.R. Winston & Company, Inc.
Bedminster, New Jersey

We have audited the accompanying statement of financial condition of T.R. Winston & Company, Inc. (the "Company") as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.R. Winston & Company, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Amper, Politziner & Mattia P.A.
AMPER, POLITZINER & MATTIA P.A.

February 5, 2002
Edison, New Jersey

T. R. WINSTON & COMPANY, INC.

(A Wholly-Owned Subsidiary of Kent Financial Services, Inc.)

STATEMENT OF FINANCIAL CONDITION

	December 31, 2001
ASSETS	
Cash and cash equivalents	$ 169,741
Securities owned	18,620
Receivable from clearing broker	194,981
Fixed assets, net	12,691
Other assets	28,657
Total assets	$ 424,690
LIABILITIES AND STOCKHOLDER'S EQUITY	
Securities sold, not yet purchased	$ 976
Accounts payable	26,893
Accrued expenses	62,017
Total liabilities	89,886
Stockholder's equity:	
Common stock - $.01 par value; 100,000 shares authorized and outstanding	1,000
Additional paid-in capital	5,114,463
Accumulated deficit	(4,780,659)
Total stockholder's equity	334,804
Total liabilities and stockholder's equity	$ 424,690

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, INC.

(A Wholly-Owned Subsidiary of Kent Financial Services, Inc.)

STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2001
Revenues:	
Brokerage commissions and fees	$1,391,856
Principal transactions:	
Trading	361,838
Investing	(114)
Interest, dividends and other	473,481
Management fee income	184,200
Total revenues	2,411,261
Expenses:	
Commissions	763,461
Employee compensation and benefits	1,016,009
Clearing fees and charges	528,280
General and administrative	185,035
Interest	294,044
Occupancy costs	159,905
Total expenses	2,946,734
Loss before income taxes	(535,473)
Income tax expense	1,047
Net loss	($ 536,520)

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, INC.

(A Wholly-Owned Subsidiary of Kent Financial Services, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Par Value	Capital	Deficit	Total
Balance at December 31, 2000	100,000	$1,000	$5,114,463	($4,244,139)	$871,324
Return of capital to Parent	-	-	(100,000)	-	(100,000)
Contribution of Capital from parent	-	-	100,000	-	100,000
Net loss	-	-	-	(536,520)	(536,520)
Balance at December 31, 2001	100,000	$1,000	$5,114,463	($4,780,659)	$ 334,804

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, INC.

(A Wholly-Owned Subsidiary of Kent Financial Services, Inc.)

STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2001
Cash flows from operating activities:	
Net loss	($ 536,520)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	37,313
Change in net receivable from clearing broker	119,902
Change in other assets	(1,332)
Change in securities owned	46,201
Change in accounts payable and accrued expenses	(93,910)
Net cash used in operating activities	(428,346)
Cash flows from investing activities-	
Purchase of fixed assets	(5,260)
Cash flows from financing activities:	
Return of capital to parent	(100,000)
Contribution of capital from parent	100,000
Net activity from financing activities	-
Net decrease in cash and cash equivalents	(433,606)
Cash and cash equivalents at beginning of year	603,347
Cash and cash equivalents at end of year	$ 169,741
Supplemental disclosure of cash flow information:	
Cash paid for:	
Interest	$ 294,044
Taxes	$ 10,325

See accompanying notes to financial statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

T. R. Winston & Company, Inc. (the "Company" or "Winston") is a licensed broker-dealer in all states (except Alaska) and the District of Columbia and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. The Company is a wholly-owned subsidiary of Kent Financial Services, Inc. ("the Parent"), and conducts retail securities brokerage, trading and investment banking business.

The Company records securities transactions and the related revenues and expenses on a trade date basis. The effect of all unsettled transactions at December 31, 2001 is accrued in the statement of financial condition.

The Company takes proprietary trading securities positions to satisfy customer demand for Nasdaq market and over-the-counter securities. Realized and unrealized gains and losses from holding proprietary trading positions for resale to customers are included in principal transactions trading revenues. The Company also holds principal investment securities which are recorded at quoted market prices or at fair value as determined by management based on other relevant factors. The net change in market or fair value of investment securities owned is included in principal transactions investing revenues.

The Company receives interest income on its credit balances at the clearing broker and is charged interest expense on its debit balances at the clearing broker.

The Company records all fixed assets at cost. Depreciation of equipment and amortization of leasehold improvements is computed using the straight-line method over the estimated useful lives, generally two to seven years.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The Company considers as cash equivalents all short-term investments which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value. Cash equivalents consist entirely of U.S. Treasury bills that will mature in March 2002. Substantially all cash and cash equivalents are on deposit with the clearing broker.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Substantially all assets and liabilities are stated at fair value or at amounts which approximate fair value.

2. Receivable from Clearing Broker

The Company conducts its business on a fully disclosed basis with one clearing broker, Bear, Stearns Securities Corp., on behalf of its customers and for its own proprietary accounts, pursuant to a clearance agreement. The Company is subject to credit risk should the clearing broker be unable to pay this balance or return the securities owned by the Company and held in custody by the clearing broker.

T. R. WINSTON & COMPANY, INC.

(A Wholly-Owned Subsidiary of Kent Financial Services, Inc.)

Notes to Financial Statements (Continued)

3. Minimum Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and its ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $287,858, which was $187,858 in excess of the required minimum. The Company's ratio of aggregate indebtedness to net capital was .31 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

4. Income Taxes

The components of the income tax expense are as follows:

State current tax expense	$ 1,047
Federal current tax expense	-
Total income tax expense	$ 1,047

A reconciliation of the income tax expense to the expected tax expense based on income before income taxes and the marginal federal tax rate (34%) is as follows:

Loss before income taxes	($535,473)
Marginal federal income tax rate	34%
Expected federal income tax provision	(182,061)
State taxes	691
Net change in valuation allowance	214,048
Change in estimate of net operating losses	(31,631)
Total income tax expense	$ 1,047

T. R. WINSTON & COMPANY, INC.

(A Wholly-Owned Subsidiary of Kent Financial Services, Inc.)

Notes to Financial Statements (Continued)

The components of the deferred tax asset at December 31, 2001 are as follows:

Deferred tax assets:	
Federal net operating loss carryforwards	$ 249,552
Depreciation	(1,438)
Other temporary differences, net	(1,424)
	246,690
Valuation allowance	(246,690)
Net deferred tax asset	$ -

The deferred tax assets of the Company are composed principally of the tax effects of depreciation, deferred compensation, current value accounting for securities owned, net operating loss carryforwards, and accrued expenses not deductible for tax purposes. Due to the uncertainty of realizing these assets, a valuation allowance of an equal amount has been established.

The Parent files a federal income tax return which includes the Company. The Company has no formal tax sharing agreement with its Parent. The income tax provision and the deferred tax assets are calculated as if the Company were filing on a separate return basis.

5. Commitments and Contingencies

Leases

Future minimum rental requirements under terms of the Company's noncancellable leases are:

2002	$ 89,500
2003	67,500
2004	5,600
Total	$162,600

The Company leases its main office facilities from its Parent under the terms of a noncancellable lease expiring in 2004. In addition to base rent and utilities, the lease requires the Company to pay its proportionate share of annual increases in certain of the lessor's building costs as defined in the lease agreement.

The Company leases certain office space from their clearing broker for a monthly rental of approximately $7,400, however, this lease is cancelable with 90 day notice. Future minimum rental requirements under the terms of this lease are approximately $22,000 for 2002. The Company sublicenses part of these premises to several subtenants under sublicense terms substantially equivalent to the Company's lease agreement. Rental income under these agreements in 2001 was approximately $47,000.

Aggregate net rent expense for the year ended December 31, 2001 was approximately $110,000, including $67,500 paid to the Parent.

6. Related Party Transactions

During the year ended December 31, 2001, Rosenman & Colin ("R&C") provided legal services to the Company. Billings for such services amounted to approximately $22,000 for 2001. The wife of the Chairman of the Company is of counsel to R&C. At December 31, 2001, the Company has legal fees accrued to R&C of approximately $16,000.

The Company reimburses an affiliate for the cost of certain group medical insurance and office supplies. Such reimbursements were approximately $115,000 for the year ended December 31, 2001.

Affiliates of the Company maintained brokerage accounts with the Company and the Company received commissions from those affiliates totaling approximately $59,000 during the year ended December 31, 2001.

An administrative fee of $15,200 per month is paid to the Company by affiliates for management services performed by Winston on behalf of the affiliates. These services include corporate governance, financial management and accounting services.

Eligible employees can elect to participate in the Parent's qualified 401(k) Retirement Plan (the "Plan"). Employees may voluntarily contribute up to 15% of their compensation, not to exceed the Internal Revenue Service limit which was $10,500 for 2001. The employees' contributions are 100% vested and the Company's contribution, if any, vests over a six-year period in accordance with the vesting schedule in the Plan. There was no employer matching contribution in 2001.

Also see Notes 4 and 5 for other related party items.

7. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consisting entirely of proprietary trading securities positions held for resale to customers, consist of the following:

	Owned	Not Yet Purchased
Marketable equity securities	$18,620	$ 976

8. Off-balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

T. R. WINSTON & COMPANY, INC.

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2001

Aggregate Indebtedness	
Accounts payable	$ 26,893
Accrued expenses	62,017
Total aggregate indebtedness	$ 88,910
Net Capital	
Total stockholder's equity from statement of financial condition	$ 334,804
Subtract:	
Fixed assets, net	(12,691)
Other assets	(28,657)
Haircuts on securities owned	(5,598)
Net capital	287,858
Minimum net capital required (Pursuant to Rule 15C3-1(a)(4)	100,000
Excess net capital	$ 187,858
Excess net capital at 1000 %	$ 278,967
Ratio of aggregate indebtedness to net capital	.31 to 1

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by T. R. Winston & Company, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2001.

****



AMPER, POLITZINER & MATTIA P.A.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

PRINCETON, NEW JERSEY
(609) 897-0200

FLEMINGTON, NEW JERSEY
(908) 782-3021

WALL TOWNSHIP, NEW JERSEY
(732) 919-1400

2015 LINCOLN HIGHWAY
P.O. BOX 988
EDISON, NEW JERSEY 08818-0988

(732) 287-1000

T.R. Winston & Company, Inc.
376 Main Street, P.O. Box 74
Bedminster, NJ 07921

In planning and performing our audit of the financial statements of T.R. Winston & Company, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

wpf/kent financial/trwinston/2001SEC.LTR

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



AMPER, POLITZINER. & MATTIA P.A.

February 5, 2002
Edison, New Jersey